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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                            For the Month of May 2003

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                         (Commission File. No 0-30718).

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                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

                               13811 WIRELESS WAY
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

       Registrant's Telephone Number, including area code:   604-231-1100
                                                           ----------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:             Form 20-F   X     40-F
                                                          -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                     Yes:          No:   X
                                                          -----        -----


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NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR:     Sierra Wireless, Inc.

TSX:     SW
NASDAQ:  SWIR


        SIERRA WIRELESS APPOINTS CHARLES LEVINE TO ITS BOARD OF DIRECTORS

          FORMER PRESIDENT OF SPRINT PCS JOINS THE SIERRA WIRELESS TEAM

VANCOUVER, BRITISH COLUMBIA - MAY 21, 2003 -- Sierra Wireless (NASDAQ: SWIR -
TSX: SW) announced today the appointment of Charles E. Levine, formerly of Sprint PCS, to its Board of Directors. Mr. Levine joins Sierra Wireless's Board of Directors with more than 25 years of experience in building profitable businesses for some of North America's largest companies.

"Sierra Wireless is fortunate to gain the technical and marketing expertise that Charles Levine brings to our Board of Directors. Charles's expertise in business strategy, marketing and sales will prove invaluable to our team," said David B. Sutcliffe, Chairman & Chief Executive Officer, Sierra Wireless. "The combined strength of our board demonstrates our commitment to profitable growth and leadership in the wireless data industry."

Mr. Levine is the former President and Chief Operating Officer (COO) for Sprint PCS. He joined Sprint PCS in 1997 where he led one of the fastest growing wireless businesses in the United States. Prior to his role as COO, Mr. Levine served as Chief Sales and Marketing Officer for the company where he was responsible for launching many industry-leading initiatives, such as the Sprint PCS Wireless Web.

Prior to joining Sprint PCS, Mr. Levine served as Senior Vice President and President for Octel Communications Corporation. Prior to Octel, Mr. Levine was President and Chief Executive Officer for CAD Forms Technology where he managed all phases of the Company's operations and led the Board of Directors. Mr. Levine has also held executive-level positions for AT&T, General Electric, and Proctor and Gamble where he was responsible for the management, development and launch of new business units, products and services in the consumer and technology markets.

"I have always viewed Sierra Wireless as an industry leader, so it is my honor to join its strong and dedicated team," said Charles Levine. "I look forward to contributing to the success of the company and to working with the rest of the Sierra Wireless team in expanding our leadership position."

Mr. Levine earned a bachelor's degree in economics from Trinity College and an MBA (masters in business administration) from the Kellogg School of Management at Northwestern University. In 2001, Mr. Levine was named `CEO of the Year' by

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Frost and Sullivan and in 1999, was named `Marketer of the Year' by Marketing
Computers magazine.


ABOUT SIERRA WIRELESS
Sierra Wireless, Inc. is a global leader in delivering highly differentiated wireless solutions. Sierra Wireless develops and markets the AirCard(R), a wireless PC Card for portable computers, OEM modules for embedded applications, and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady(R) Alliance, a partnership of industry-leading hardware, software, and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its web site at www.sierrawireless.com.

"AirCard" and "WirelessReady" are registered trademarks of Sierra Wireless, Inc. All other trademarks or service marks in this news release are the trademarks or service marks of their respective owners.


FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, revenues, gross margins, operating expenses, profits and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture and supply products which we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.


FOR FURTHER INFORMATION CONTACT:

Peter W. Roberts, CA, CPA
Chief Financial Officer
Sierra Wireless Inc.
Phone: 604-231-1192
Email: proberts@sierrawireless.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Sierra Wireless, Inc.

                                    By:   /s/ Peter W. Roberts
                                       -----------------------------------------
                                       Peter W. Roberts, Chief Financial Officer

Date: May 22, 2003